Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copies of disclosure letters that PLDT Inc. (the “Company”) filed today with the Philippine Stock Exchange, the Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation regarding the class action lawsuit filed against the Company and nine of its current or former employees in the United States federal district court in the Central District of California. The disclosure letters were submitted as an update to the clarification we submitted on February 10, 2023 in relation to the Inquirer.net news article entitled “PLDT, MVP slapped with U.S. class action lawsuits”. As stated in the disclosure letters, the Company has not been served with a copy of the complaint, as required under U.S. law, and does not have any further information regarding the lawsuit at this time.

February 13, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Gentlemen:

Further to the clarification we submitted on February 10, 2023 in relation to the Inquirer.net news article entitled “PLDT, MVP slapped with U.S. class action lawsuits”, we submit herewith PSE Disclosure Form 16-1 to provide an update on the class action lawsuit filed against PLDT Inc. (the “Company”) and nine of its current or former employees in the United States federal district court in the Central District of California. As stated in our disclosure update, the Company has not been served with a copy of the complaint, as required under U.S. law, and does not have any further information regarding the lawsuit at this time.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

February 13, 2023

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head – Issuer Compliance and Disclosure Department

Gentlemen:

Further to our Letter dated February 10, 2023 in relation to the Inquirer.net news article entitled “PLDT, MVP slapped with U.S. class action lawsuits”, we provide herewith a copy of our disclosure to the Philippine Stock Exchange regarding the update on the class action lawsuit filed against PLDT Inc. (the “Company’) and nine of its current or former employees in the United States federal district court in the Central District of California. As stated in our disclosure update, the Company has not been served with a copy of the complaint, as required under U.S. law, and does not have any further information regarding the lawsuit at this time.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,426 As of January 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	February 13, 2023
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT Inc.

TEL

PSE Disclosure Form 16-1- Update on Corporate Actions/

Material Transactions/Agreements

References: SRC Rule 17 (SEC Form 17-C) and

Section 16 of the Revised Disclosure Rules

Subject of the Disclosure
Class action suit commenced by Sophia Olsson against PLDT Inc. and nine of its current or former employees.
Background/Description of the Disclosure

Further to the clarification we submitted on February 10, 2023 in relation to the Inquirer.net news article entitled “PLDT, MVP slapped with U.S. class action lawsuits”, we disclose that PLDT Inc. (“PLDT” or the “Company”) has learned that a securities class action lawsuit was commenced on February 6, 2023 by Sophia Olsson, a purported holder of PLDT securities, in the United States federal district court in the Central District of California. The complaint filed in the class action names as defendants PLDT and nine of its current or former employees. The Company has not been served with a copy of the complaint, as required under U.S. law, and does not have any further information regarding the lawsuit at this time.

Other Relevant Information
-

11. Item 9 (Other Events)

Further to the clarification we submitted on February 10, 2023 in relation to the Inquirer.net news article entitled “PLDT, MVP slapped with U.S. class action lawsuits”, we disclose that PLDT Inc. (“PLDT” or the “Company”) has learned that a securities class action lawsuit was commenced on February 6, 2023 by Sophia Olsson, a purported holder of PLDT securities, in the United States federal district court in the Central District of California. The complaint filed in the class action names as defendants PLDT and nine of its current or former employees. The Company has not been served with a copy of the complaint, as required under U.S. law, and does not have any further information regarding the lawsuit at this time.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

February 13, 2023

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/ Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date: February 13, 2023